LIMITED LIABILITY COMPANY AGREEMENT

OF

APHIOS PHARMA LLC

This Limited Liability Company Agreement (this "Agreement") of Aphios Pharma LLC (the "Company") is dated as of March 27, 2017 and entered into by Aphios Corporation, a Delaware corporation, the sole member of the Company as of the date hereof (the "Member").

The Member has formed or caused to be formed a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.), as amended from time to time (the "Act"), and hereby agrees as follows:

1. Name. The name of the limited liability company is Aphios Phrama LLC.

2. Certificates. Trevor P. Castor, as an authorized person within the meaning of the Act, has executed, delivered and caused to be filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, such individual's powers as an authorized person ceased and the Member is thereafter designated as an authorized person within the meaning of the Act. The Member shall execute, deliver and cause to be filed any other certificates and documents (and any amendments and/or restatements thereof) as may be necessary or appropriate to comply with the Act and any other applicable requirements for the operation of a limited liability company in accordance with the laws of any jurisdiction in which the Company shall conduct business, and shall continue to do so for so long as the Company conducts business therein.

3. Office of the Limited Liability Company; Agent for Service of Process. The address of the registered office of the Company in the State of Delaware, and the name and address of the resident agent for service of process on the Company in the State of Delaware, are as set forth in the Certificate of Formation of the Company. The Member may establish places of business of the Company within and without the State of Delaware, as and when required by the Company's business, and may appoint agents for service of process in all jurisdictions in which the Company shall conduct business. The Member may cause the Company to change from time to time its resident agent for service of process, or the location of its registered office in the State of Delaware.

4. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to act as an investment vehicle for the financing, clinical development and commercialization of natural cannabinods, engaging in all activities ancillary thereto, and engaging in any other lawful act or activity for which limited liability companies may be formed under the Act.

5. Powers. The Company shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act, including, without limitation, the power and right to:

(a) Enter into, execute, modify, amend, supplement, acknowledge, deliver, perform and carry out contracts of any kind in accordance with applicable law;

(b) Borrow money and issue evidences of indebtedness or to guarantee loans or other indebtedness of any other person or entity, and to secure the same by mortgages, pledges or other liens on the property of the Company;

(c) To the extent that funds of the Company are available therefor, pay all expenses, debts and obligations of the Company;

(d) Enter into or engage in any kind of activity, so long as said activities may be lawfully carried on or performed by a limited liability company under the laws of the State of Delaware and other applicable law; and

(e) Take any other action not prohibited under the Act or other applicable law.

6. Member. The name and the mailing address of the Member are set forth on Schedule A attached hereto.

7. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

8. Initial Capital Contributions. The Member shall initially contribute to the Company the assets specified on Schedule A attached hereto.

9. Additional Contributions. The Member is not required to make any additional capital contribution to the Company. However, the Member may make additional capital contributions to the Company in such amounts and at such times as the Member shall determine.

10. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member, to the extent not prohibited by the Act or other applicable law.

11. Management.

(a) In accordance with Section 18-402 of the Act, management of the Company shall, subject to subsection (b) below, be fully vested in and reserved to the Member, and the Company shall not have "managers" as such term is used in the Act. The

powers of the Company shall be exercised by or under authority of, and the business and affairs of the Company shall be managed under the direction and authority of, the Member, which shall have all powers, statutory or otherwise, possessed by members of a limited liability company without managers under the laws of the State of Delaware. The Member has full authority to bind the Company.

(b) Notwithstanding anything to the contrary herein, the Member may, and hereby does, delegate any or all of his rights, powers, authority, duties and responsibilities with respect to the management of the Company to such officers with such titles as the Member may determine (the "Officers"); provided that, unless the Member determines otherwise, any officer position with a title customarily or statutorily used in corporations organized and existing under the Delaware General Corporation Law shall have the rights, powers, authority, duties and responsibilities customarily or statutorily associated with such officer position in such corporations.

12. Other Business. The Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

13. Assignments. The Member may assign in whole or in part its limited liability company interest. If the Member transfers all of its interest in the Company pursuant to this Section, the admission of the transferee as a member of the Company shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the Member shall cease to be a member of the Company.

14. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Member.

15. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) at any time there are no Members of the Company, unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) The bankruptcy of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

16. Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

17. Facsimile Signature Page. This Agreement may be executed and delivered by the Member by an executed signature page transmitted by facsimile, and any failure to deliver the originally executed signature page shall not affect the validity, legality or enforceability of this Agreement.

18. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

19. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

20. Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first set forth above.

MEMBER:

APHIOS CORPORATION

By:____________________________
Name: Trevor P. Castor, PhD
Title: President & CEO

Schedule A
to Aphios Pharma LLC Limited Liability Company Agreement

NAME AND ADDRESS OF MEMBER; INITIAL CAPITAL CONTRIBUTION

Name	Mailing Address	Initial Capital Contribution
Aphios Corporation	3-E Gill Street Woburn, MA 01801	$1.00 USD

APHIOS PHARMA LLC

Consent of Sole Member

March 27, 2017

The undersigned, being the sole member (the "Sole Member") of Aphios Pharma LLC, a Delaware limited liability company (the "Company"), and acting in accordance with Section 18-302(d) of the Delaware Limited Liability Company Act (the "Act"), hereby consents to the adoption of the following resolutions:

RESOLVED: That the Company shall have no "managers" within the meaning of the Act (except to the extent that the Sole Member is deemed a "manager"), and that the Sole Member may delegate such of its rights and powers to manage and control the business and affairs of the Company to such officers with such titles, duties and responsibilities as the Sole Member shall from time to time determine to be necessary or advisable.

RESOLVED: That, except as may be otherwise determined in writing by the Sole Member, each officer of the Company designated to serve as such under a title commonly used in for-profit stock corporations organized under the Delaware General Corporation Law statute shall have the authority, powers, duties, rights and responsibilities customarily associated with such office in such a corporation.

RESOLVED: That (i) the officers of the Company shall consist of a President, a Treasurer, a Secretary, and Vice Presidents and such other officers with such titles as the Sole Member may determine in writing from time to time, (ii) the authority, rights, powers, duties and responsibilities of the President, Treasurer and Secretary shall be as set forth on Exhibit A hereto and in the foregoing resolution, and (iii) each officer of the Company shall serve until the earlier of his or her death, resignation or removal, and may be removed at any time, with or without cause, by the Sole Member.

RESOLVED: That the following persons are designated to serve as officers of the Company in the office set forth opposite their respective names:

President and CEO: Dr. Trevor P. Castor

Treasurer and Secretary: Dr. Judith Palmer-Castor

RESOLVED: That the fiscal year of the Company shall end on December 31 of each year.

RESOLVED: That each officer of the Company is authorized:

1. to designate such bank or banks or other financial institution or institutions as depositories (the "Depository" or "Depositories") for the funds of the Company as he or she may deem necessary or advisable;

2. to open, keep and close general and special accounts and safe deposit boxes with any Depository;

3. to cause to be deposited in accounts with any Depository from time to time such funds of the Company as he or she may deem necessary or advisable;

4. to designate from time to time officers and agents of the Company authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Company against any such account; and

5. to make such general and special rules and regulations with respect to such accounts (including without limitation authorization for use of facsimile signatures) as he or she may deem necessary or advisable.

RESOLVED: That, if any Depository requires a prescribed form of preamble, preambles, resolution or resolutions relating to such accounts or to any application, statement, instrument or other documents connected therewith, each such preamble or resolution shall be deemed to be adopted by the Sole Member, and each officer of the Company is authorized to certify the adoption of any such preamble or resolution as though it were presented to the Sole Member, at the time of adopting this resolution, and to insert all such preambles and resolutions in the books and records of the Company immediately following this resolution.

RESOLVED: That the appropriate officers of the Company are each authorized to execute and deliver such documents, and to take such actions, as the officer or officers so acting deem necessary or appropriate to qualify the Company to do business as a foreign limited liability company in each such jurisdiction as such officer may deem necessary or advisable for the conduct of the Company's business and affairs; to appoint all necessary agents or attorneys for service of process and to substitute new agents or attorneys for such purpose; to designate the location of all necessary statutory offices and to change the location thereof; to make and file all necessary certificates, reports, powers of attorney and other instruments, as may be required to qualify the Company to do business as a foreign limited liability company

therein; and, whenever it is expedient for the Company to cease doing business therein and withdraw therefrom, to revoke any appointment of agent or attorney for service of process, and to file such certificates, reports, revocation of appointment or surrender of authority of the Company to do business as a foreign limited liability company therein.

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EXECUTED as of the date set forth above.

APHIOS CORPORATION

By:__________________________________
Name: Trevor P. Castor, PhD
Title: President and CEO

ACTIVEUS 95869992v1

EXHIBIT A

1. President. The President shall, subject to the direction of the Sole Member, have general charge and supervision of the business of the Company. Unless the Sole Member has designated another officer as Chief Executive Officer, the President shall be the Chief Executive Officer of the Company. The President shall perform such other duties and shall possess such other powers as the Sole Member may from time to time prescribe.

2. Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned to her by the Sole Member or the President. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Company, to deposit funds of the Company in depositories selected in accordance with applicable resolutions of the Sole Member, to disburse such funds as ordered by the Sole Member, to make proper accounts of such funds, and to render as required by the Sole Member statements of all such transactions and of the financial condition of the Company.

3. Secretary. The Secretary shall keep, or cause to be kept, the books and records of the Company, and shall possess such other powers and shall perform such other duties as the Sole Member or the President may from time to time prescribe.

APHIOS CORPORATION

Written Consent of the Board of Directors

March 27, 2017

The undersigned, being Chairman of the Board of Directors (the "Board") of Aphios Corporation, a Delaware corporation (the "Corporation"), and acting in accordance with Section 141(f) of the Delaware General Corporation Law (the "DGCL"), hereby consent to the adoption of the following resolutions:

Formation of Subsidiary

RESOLVED: That it is deemed advisable and for the benefit of the Corporation to establish, as a wholly owned subsidiary of the Corporation, a limited liability company to be formed under the laws of the State of Delaware, such subsidiary to be known as APHIOS PHRAMA LLC (the "Subsidiary"), and to authorize the contribution of $__1.00___ to the Subsidiary.

FURTHER RESOLVED: That the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Corporation (collectively, the "Proper Officers") of the Corporation be, and each of them acting singly hereby is, authorized to take such action that such Proper Officer so acting deems necessary or advisable to carry out the purposes for which the Subsidiary is to be established including, but not limited to, opening bank accounts in the name of the Subsidiary and depositing funds of the Corporation into such accounts in exchange for a membership interest of the Subsidiary, and to take any and all such additional action the Proper Officer so acting deems to be necessary or advisable in order to fulfill the purposes of the Subsidiary, the taking of any such action to be conclusive evidence of such determination and of the authority granted by this resolution.

Limited Liability Company Agreement

RESOLVED: That, upon the formation of the Subsidiary, the Corporation be and hereby is authorized to enter into and perform its obligations under a Limited Liability Company Agreement for the Subsidiary, substantially in the form attached hereto as Exhibit A (the "LLC Agreement"); that the Proper Officers be, and each acting singly hereby is, authorized and directed, in the name and on behalf of the Corporation, to execute and deliver the LLC Agreement with such changes therein as the Proper Officer so acting shall

approve; and that the execution by such Proper Officer of the LLC Agreement shall be conclusive evidence of such approval and the authorization therefor by the Board.

General Authority

RESOLVED: That the Proper Officers be, and each of them acting singly hereby is, authorized and directed to take any and all actions, and to execute and deliver any and all documents, agreements, certificates and instruments, on behalf of the Corporation, as they or any of them deem necessary or advisable in order to carry out the purposes and intent of, and to consummate any and all of the transactions contemplated by, any of the foregoing resolutions, the taking of such actions, or the execution and delivery of any such documents, agreements, certificates and instruments, to be conclusive evidence of such Proper Officer's determination and authority to act for or on behalf of the Corporation.

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EXECUTED as of the date first set forth above.

Trevor P. Castor, PhD, Chairman